1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

MINUTES
OF
2007 ANNUAL GENERAL SHAREHOLDERS’ MEETING
OF
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
(Translation)
Time and Date of Meeting: 9:30 a.m., May 7, 2007

Place of Meeting:	Auditorium in the Activity Center of Hsinchu Science Park (No. 2, Shing-An Road, Hsinchu Science Park, Hsin-Chu, Taiwan, ROC)
Total outstanding shares of TSMC (excluding the shareholders who had no voting right stipulated in Article 179 of the Company Law): 25,799,032,910 shares
Total shares represented by shareholders present: 22,752,951,306 shares
Percentage of shares held by shareholders present: 88.19%
Chairman: Dr. Morris Chang, the Chairman of the Board of Directors
Recorder: Sylvia Fang
The aggregate shareholding of the shareholders present constituted a quorum. The Chairman called the meeting to order.
A.	Chairman’s Address

B.	Report Items
I.	Reported the business of 2006 (see Attachment I).

II.	Audit Committee’s Report (see Attachment II).

III.	Reported the status of acquisition or disposal of assets with related parties for 2006 (see Attachment III).

IV.	Reported the status of guarantees provided by TSMC as of the end of 2006:
1.	The guarantee provided by TSMC for its subsidiary, TSMC North America, was reduced by US$40,000,000. As of the end of 2006, the balance of the guarantee was zero.

2.	The guarantee provided by TSMC for its subsidiary, TSMC Development, Inc., was reduced by US$60,000,000. As of the end of 2006, the balance of the guarantee was zero.
C.	Proposed Resolutions
I.	The 2006 Business Report and Financial Statements were submitted at the meeting for acceptance. (Proposed by the Board of Directors)

Explanatory Notes:	1.	TSMC’s 2006 Financial Statements, including Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, and Cash Flow Statement, were audited by independent accountants, Messrs. Jackson Huang and Michael Chang, of Deloitte & Touche.

	2.	The 2006 Business Report, independent auditors’ audit report, and the above-mentioned Financial Statements were attached hereto as Attachments I, IV and V.

	3.	To accept the above-mentioned Business Report and Financial Statements.

(Shareholders’ comments, questions and the management’s responses were omitted)

Upon decision by the Chairman, the proposal was put through to vote. The number of shares represented by the shareholders present at the time of voting was 22,752,948,093, and 17,680,167,721 votes were cast for the proposal, which was 77.70% of the votes represented by the shareholders present.

RESOLVED, that the 2006 Business Report and Financial Statements be and hereby were accepted as submitted.
II.	A proposal to approve the distribution of 2006 profits was submitted at the meeting for discussion and approval. (Proposed by the Board of Directors)

Explanatory Notes:	1.	The proposed profits distribution was allocated from 2006 Earnings Available for Distribution. Each common share holder would be entitled to receive a cash dividend of NT$3 per share, and a stock dividend of 2 shares for each 1,000 shares held by such shareholders. In addition, each common share holder would be entitled to receive, for each 1,000 shares held, 3 shares from the proposed capitalization of capital surplus to be discussed in the next resolution; and, together with the 2 shares of stock dividend as mentioned above, 5 shares in total for each 1,000 shares held by such shareholder. If the above-mentioned distributions included any fractional shares which were less than one full share, the shareholders concerned might arrange for pooling together their fractional shares to form one full share and register the same within 5 days after the record date. For the fractional shares which could not be pooled, the distribution would be made in the form of cash rounded to the nearest dollar amount calculated at par value. Such fractional shares would be purchased by persons arranged by the Chairman as authorized by the Board of Directors of TSMC.

The total amount of common shares outstanding might change and the ultimate cash and stock to be distributed to each common share might need to be adjusted accordingly should TSMC subsequently repurchase its common shares or issue new common shares to its employees as a result of their exercise of stock options. It was proposed that the Chairman of the Board of Directors of TSMC be authorized to adjust the cash and stock to be distributed to each common share based on the total amount of profits resolved to be distributed and capital surplus resolved to be capitalized, and the number of actual common shares outstanding on the record date for distribution.

2.	The 2006 Profit Allocation Proposal was attached hereto as Attachment VI.

(Shareholders raised questions with respect to issues such as employee profit sharing; the questions and the management’s responses were omitted)

Upon decision by the Chairman, the proposal was put through to vote. The number of shares represented by the shareholders present at the time of voting was 22,752,948,093, and 17,674,598,388 votes were cast for the proposal, which was 77.68% of the votes represented by the shareholders present.

RESOLVED, that the above proposals be and hereby were approved as proposed.
III.	A proposal to approve the capitalization of 2006 dividends, 2006 employee profit sharing, and capital surplus was submitted at the meeting for discussion and approval. (Proposed by the Board of Directors)

Explanatory Notes:	1.	For purposes of machine purchase and production capacity expansion, it was proposed that TSMC’s paid-in capital be increased by capitalizing (i) capital surplus generated from the excess of the issue price over the par value of capital stock in the amount of NT$774,890,640; and (ii) the stock dividends to common share holders of NT$516,593,760 and employee profit sharing (in stock) of NT$4,572,798,010 allocated from 2006 Earnings Available for Distribution.

2.	The total amount of paid-in capital increase should be NT$5,864,282,410 and 586,428,241 common shares, at par value of NT$10 each share, should be issued for such capital increase.

3.	The shareholder’s rights and obligations of the new shares were the same as those of the existing shares. After being approved by the governmental authority in charge, the new shares would be distributed on a record date to be determined by the Board of Directors or its designee(s).

4.	As of March 9, 2007 (the first day of book-close period for registration of share transfer before the Annual General Shareholders’ Meeting), the number of exercisable shares of employees’ stock options that TSMC granted was approximately 49,346,000 shares. In accordance with TSMC’s Employee Stock Option Plans, TSMC had to adjust upwards the number of outstanding employees’ stock options in proportion to the proposed capital increase. It was estimated that the number of such additional employees’ stock options was approximately 1,120,000 shares. Since the additional employees’ stock options were issued in proportion to the increase of paid-in capital, it should not cause any material impact to shareholders’ interest. There were sufficient common shares reserved in the Articles of Incorporation for granting the aforesaid employees’ stock options.

(Shareholders raised questions with respect to issues such as employee profit sharing; the questions and the management’s responses were omitted)

Upon decision by the Chairman, the proposal was put through to vote. The number of shares represented by the shareholders present at the time of voting was 22,752,948,093, and 17,983,754,795 votes were cast for the proposal, which was 79.04% of the votes represented by the shareholders present.

RESOLVED, that the capitalization of 2006 dividends, 2006 employee profit sharing, and capital surplus be and hereby was approved as proposed.
IV.	A proposal to approve revisions to the Articles of Incorporation was submitted at the meeting for discussion and approval. (Proposed by the Board of Directors)

Explanatory Notes:	1.	TSMC had revised its Articles of Incorporation at the Shareholders’ Meeting of May 16, 2006 to have the Audit Committee take over the duties of Supervisors starting from January 1, 2007, and the Supervisors were terminated as of December 31, 2006. Therefore, it was proposed to delete and/or revise the reference to Supervisors specified in TSMC’s Articles of Incorporation.

	2.	In addition, the current authorized capital as specified in the Article of Incorporation was NT$270,500,000,000. As of December 31, 2006, the paid-in capital was NT$258,296,878,460. As a result, the current authorized capital as specified in the Article of Incorporation might be insufficient for the Company’s future business operations. Therefore, it was proposed to increase the authorized capital to NT$280,500,000,000.

	3.	The Comparison Table for the Articles of Incorporation Before and After Revision was attached hereto as Attachment VII.

(Shareholders’ comments, questions and the management’s responses were omitted)

Upon decision by the Chairman, the proposal was put through to vote. The number of shares represented by the shareholders present at the time of voting was 22,752,948,093, and 17,886,971,543 votes were cast for the proposal, which was 78.61% of the votes represented by the shareholders present.

RESOLVED, that the revisions to the Articles of Incorporation be and hereby were approved as proposed.
V.	A proposal to approve revisions to the internal rules and policies as follows:
1. Procedures for Acquisitions or Disposal of Assets
2. Policies and Procedures for Financial Derivatives Transactions
3. Procedures for Lending Funds to Other Parties
4. Procedures for Endorsement and Guarantee
5. Rules for Election of Directors and Supervisors
(Proposed by the Board of Directors)

Explanatory Notes:	1.	Since there would be no supervisors beginning with January 1, 2007 in TSMC, the references to “Supervisors” in TSMC’s internal policies and rules should be deleted or revised. In addition, certain wording changes were to reflect the current status and requirements of relevant regulations.

	2.	The Comparison Tables for the above-mentioned Internal Policies and Rules Before and After Revision was attached hereto as Attachment VIII~XII

(Shareholders’ comments, questions and the management’s responses were omitted)

Upon decision by the Chairman, the proposal was put through to vote. The number of shares represented by the shareholders present at the time of voting was 22,752,951,306, and 17,218,349,249 votes were cast for the proposal, which was 75.68% of the votes represented by the shareholders present.

RESOLVED, that the revisions to the internal rules and policies hereby were approved as proposed.
D.	Special Motion

(Shareholders’ comments and questions, as well as the management’s responses were omitted.)

A shareholder proposed to adjourn the meeting, upon decision by the Chairman, the proposal was put through to vote. The number of shares represented by the shareholders present at the time of voting was 22,752,951,306, and 13,778,133,951 votes were cast for the proposal, which was 60.55% of the votes represented by the shareholders present.
The meeting was adjourned.

ATTACHMENT I
Business Report
     As TSMC enters its 20th year as a public company, we take great pride in continuing our focus on growing shareholder value while maintaining market leadership in the dedicated semiconductor foundry segment that we created in 1987. During 2006, TSMC registered double-digit growth in full-year revenues and earnings from a year earlier. Nevertheless, an inventory correction that began in the third quarter in 2006 persisted through the first quarter of 2007. But, we expect demand to improve steadily through the remainder of the year.
Financial Results.
Revenue for 2006 totaled NT$317.41 billion, an increase of 19.1% compared with NT$266.57 billion in 2005. Net income increased 35.7% to NT$127.01 billion in 2006 compared with NT$93.58 billion in 2005. Diluted earnings per share in 2006 increased 35.5% to NT$4.92 compared with NT$3.63 the previous year. In US dollars, TSMC in 2006 generated revenue of US$9.76 billion, an increase of 17.7%, and net income of US$3.91 billion, an increase of 34.2%. Among other highlights in 2006, TSMC achieved:
•	Total average billing utilization of 102%

•	Average gross profit margin of 49.1%

•	Average operating profit margin of 40.1%
During the year, TSMC provided 7.06 million 8-inch equivalent wafer capacities, representing about 7% of worldwide IC wafer supply, and it shipped more than 7.2 million 8-inch equivalent wafers, representing about 8% of global IC wafer shipment.
Major Accomplishments.
During 2006, TSMC achieved several noteworthy accomplishments:

•	49% of wafer sales were generated from advanced process technologies (i.e., 0.13-micron and below), and 65-nanometer process moved into volume production;

•	TSMC’s continual emphasis on cost improvement and manufacturing efficiencies generated more than US$3.8 billion free cash flow (for the ninth consecutive year) supporting its strong commitment to cash dividend;

•	TSMC unveiled the industry’s first 65-nm Design-for-Manufacturing (DFM) Ecosystem. Using TSMC’s DFM platform, our customers can reduce the design complexity and utilize the same manufacturing data independent of the design tools that they select. Therefore, we will be able to assist our customers to improve efficiencies, shorten the design cycle, and accelerate time-to-volume and time-to-market.

•	Early in 2006, TSMC’s immersion lithography program produced nearly defect-free test wafers with acceptable parameters for volume manufacturing, using our proprietary techniques in 65-nanometer process. Ongoing efforts to further develop this technology to commercialize it are underway.
A Vision for Continued Growth
     The foundry segment, driven by TSMC’s successes, is of vital importance to the ongoing viability and growth of the semiconductor industry. Today, foundry segment revenues are approximately 10% of total semiconductor revenue, while the revenue generated by foundry customers accounts for nearly 25% of overall semiconductor revenues.
     While there is every reason to anticipate that foundries will increase their importance in the semiconductor supply chain, it is equally clear that growth of the overall IC market has slowed since the beginning of the 21st Century. In order to sustain growth, we intend to expand into new CMOS logic IC product markets by providing an increasingly broad portfolio of CMOS logic and derivative technologies to address memory, analog, high performance logic or image sensor applications. Concurrently, we will continue our efforts in strengthening our ability to create a much deeper and broader relationship with each of our customers. This integrated relationship with customers will require a much greater information flow between the design and foundry teams, and optimization of both design and process technology to meet product requirements. TSMC’s robust DFM platform and efficient manufacturing capabilities will bring win-win benefit to this collaborative partnership and ensure the continual success of the foundry business model.
Major Events
Corporate Governance, Social Responsibility and Innovation: TSMC is a model for corporate governance in Taiwan. For example, in 2002, we were the first Taiwan company to establish an audit committee. Again, in 2006 we were the first Taiwan publicly traded company to see its shareholders eliminate the Supervisor position (effective January 1, 2007) thereby consolidating the Supervisor responsibilities into the audit committee. Today, we have four independent directors.
Also, as you can see in our Annual Report, TSMC proudly received a number of awards in 2006 for its excellence in corporate governance and social responsibility. For example, TSMC won the Globalviews Magazine’s 2006 Corporate Social Responsibility Award in the Large Cap category for the second consecutive year. And, during 2006, TSMC was also recognized for our efforts in innovation when TSMC received the Outstanding Corporate Innovation Award from the Ministry of Economic Affairs (MOEA) of the Republic of China.
Change in Employee Profit Sharing: In light of new government regulations effective in 2008, TSMC, with the support from its Board of Directors, decided to take an early leadership position on profit sharing. In November 2006 TSMC was the first Taiwan company to announce a change in its profit sharing mechanism in order to better balance the interests of TSMC’s employees and its shareholders.
Outlook
While the semiconductor industry grew between 8% and 9% in 2006 the outlook for 2007 is for the industry to grow more moderately. Although TSMC outpaced the industry in 2006, we anticipate a slower growth environment in the short term. Nevertheless, with our continued leadership in the foundry segment we are confident that we will experience over the mid-to-long term strong growth and return on investment to shareholders.

ATTACHMENT II
Audit Committee’s Report
The Board of Directors has prepared the Company’s 2006 Business Report, Financial Statements, and proposal for allocation of profits. The CPA firm of Deloitte & Touche was retained to audit TSMC’s Financial Statements and has issued an audit report relating to the Financial Statements. The Business Report, Financial Statements, and profit allocation proposal have been reviewed and determined to be correct and accurate by the undersigned, the Audit Committee members of Taiwan Semiconductor Manufacturing Company Limited. According to Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Law, we hereby submit this report.
Taiwan Semiconductor Manufacturing Company Limited

Independent Director	Sir Peter Leahy Bonfield

Independent Director	Lester Carl Thurow

Independent Director	Stan Shih

Independent Director	Carleton (Carly) S. Fiorina
February 26, 2007

ATTACHMENT III
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
DETAILS OF ACQUISITION OR DISPOSAL OF ASSETS WITH RELATED PARTIES IN 2006
Unit: in Thousand

	Number of Shares	Transaction		Relationship
Assets Acquired (Disposed)	Acquired (Disposed)	Amount	Counterparty	with TSMC

Disposal of Machinery Equipment	N/A	US$12,317	TSMC (Shanghai) Company Limited	Subsidiary

Shares of TSMC Global Ltd	1,284	US$1,284,000	TSMC Global Ltd	Subsidiary

Shares of Systems On Silicon Manufacturing Company Pte Ltd.	81,086	SGD$115,457	Systems On Silicon Manufacturing Company Pte Ltd.	Investee accounted for using equity method

ATTACHMENT IV
INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the years ended December 31, 2006 and 2005, and have expressed an unqualified opinion on the consolidated financial statements.
January 11, 2007
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Par Value)

	2006		2005
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$100,139,709	17	$85,383,583	17
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	44,601	—	1,380,905	1
Available-for-sale financial assets (Notes 2, 3 and 6)	25,967,061	5	46,452,838	9
Held-to-maturity financial assets (Notes 2, 3 and 7)	8,510,823	2	602,509	—
Notes and accounts receivable	16,278,164	3	20,591,818	4
Receivables from related parties (Note 23)	16,869,509	3	21,050,604	4
Allowance for doubtful receivables (Note 2)	(690,931)	—	(976,344)	—
Allowance for sales returns and others (Note 2)	(2,751,065)	—	(4,269,969)	(1)
Other receivables from related parties (Note 23)	449,266	—	1,797,714	1
Other financial assets (Note 3)	653,460	—	1,106,030	—
Inventories, net (Notes 2 and 8)	19,152,214	3	16,257,955	3
Deferred income taxes assets (Notes 2 and 16)	7,832,000	1	7,013,000	1
Prepaid expenses and other current assets (Note 3)	1,221,199	—	1,171,773	—

Total current assets	193,676,010	34	197,562,416	39

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 9 and 10)
Investments accounted for using equity method	101,044,356	18	51,076,803	10
Available-for-sale financial assets	6,647,511	1	—	—
Held-to-maturity financial assets	28,973,495	5	28,775,308	6
Financial assets carried at cost	712,843	—	807,490	—

Total long-term investments	137,378,205	24	80,659,601	16

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 23)
Cost
Buildings	96,961,851	17	90,769,622	18
Machinery and equipment	527,850,728	92	459,850,773	91
Office equipment	8,659,225	2	7,850,035	1

	633,471,804	111	558,470,430	110
Accumulated depreciation	(417,467,250)	(73)	(359,191,829)	(71)
Advance payments and construction in progress	12,230,805	2	14,867,032	3

Net property, plant and equipment	228,235,359	40	214,145,633	42

GOODWILL (Note 2)	1,567,756	—	1,567,756	—

OTHER ASSETS
Deferred income tax assets (Notes 2 and 16)	5,761,127	1	6,759,955	2
Deferred charges, net (Notes 2 and 12)	5,593,068	1	6,681,144	1
Refundable deposits	1,306,234	—	83,642	—
Assets leased to others, net (Note 2)	67,145	—	72,879	—
Others	—	—	6,789	—

Total other assets	12,727,574	2	13,604,409	3

TOTAL	$573,584,904	100	$507,539,815	100

	2006		2005
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$10,751	—	$234,279	—
Accounts payable	6,143,679	1	8,052,106	1
Payables to related parties (Note 23)	3,326,916	1	3,242,197	1
Income tax payable (Notes 2 and 16)	7,850,418	1	3,815,888	1
Accrued expenses and other current liabilities (Notes 3 and 14)	7,903,867	1	7,980,715	1
Payables to contractors and equipment suppliers	10,669,523	2	8,859,230	2
Current portion of bonds payable (Note 13)	7,000,000	1	—	—

Total current liabilities	42,905,154	7	32,184,415	6

LONG-TERM LIABILITIES
Bonds payable (Note 13)	12,500,000	2	19,500,000	4
Other long-term payables (Note 14)	1,271,896	—	1,511,100	—
Other payables to related parties (Notes 23 and 25)	403,375	—	1,100,475	—

Total long-term liabilities	14,175,271	2	22,111,575	4

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 15)	3,530,116	1	3,461,392	1
Guarantee deposits (Note 25)	3,809,961	1	2,892,945	1
Deferred credits (Notes 2 and 23)	1,183,118	—	1,259,139	—

Total other liabilities	8,523,195	2	7,613,476	2

Total liabilities	65,603,620	11	61,909,466	12

CAPITAL STOCK — NT$10 PAR VALUE
Authorized: 27,050,000 thousand shares
Issued: 25,829,688 thousand shares in 2006 24,730,025 thousand shares in 2005	258,296,879	45	247,300,246	49

CAPITAL SURPLUS (Notes 2 and 18)	54,107,498	10	57,117,886	11

RETAINED EARNINGS (Note 18)
Appropriated as legal capital reserve	43,705,711	8	34,348,208	7
Appropriated as special capital reserve	640,742	—	2,226,427	—
Unappropriated earnings	152,778,079	26	106,196,399	21

	197,124,532	34	142,771,034	28

OTHERS (Notes 2, 3 and 22)
Cumulative translation adjustments	(1,191,165)	—	(640,742)	—
Unrealized gains on financial instruments	561,615	—	—	—

	(629,550)	—	(640,742)	—

TREASURY STOCK (AT COST, Notes 2 and 20) 33,926 thousand shares in 2006 and 32,938 thousand shares in 2005	(918,075)	—	(918,075)	—

Total shareholders’ equity	507,981,284	89	445,630,349	88

TOTAL	$573,584,904	100	$507,539,815	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2006		2005
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 23)	$319,210,148		$270,315,064

SALES RETURNS AND ALLOWANCES (Note 2)	5,328,513		5,726,700

NET SALES	313,881,635	100	264,588,364	100

COST OF SALES (Notes 17 and 23)	164,163,235	52	149,344,315	56

GROSS PROFIT	149,718,400	48	115,244,049	44

OPERATING EXPENSES (Notes 17 and 23)
Research and development	14,601,385	5	13,395,801	5
General and administrative	7,190,422	2	7,485,011	3
Marketing	1,626,734	1	1,349,413	1

Total operating expenses	23,418,541	8	22,230,225	9

INCOME FROM OPERATIONS	126,299,859	40	93,013,824	35

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 9)	5,526,727	2	—	—
Interest income (Notes 2 and 3)	3,382,868	1	2,506,769	1
Settlement income (Note 25)	967,506	1	950,046	—
Technical service income (Notes 23 and 25)	670,297	—	491,267	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 23)	596,459	—	494,374	—
Valuation gain on financial instruments, net (Notes 2, 3, 5 and 22)	33,850	—	—	—
Foreign exchange gain, net (Notes 2 and 3)	—	—	2,572,560	1
Others (Note 23)	419,020	—	366,344	—

Total non-operating income and gains	11,596,727	4	7,381,360	2

NON-OPERATING EXPENSES AND LOSSES
Loss on settlement and disposal of financial instruments, net (Notes 2, 3 and 5)	1,623,882	1	3,742,312	2
Interest expense (Note 3)	661,200	—	1,180,484	—
Foreign exchange loss, net (Note 2)	412,726	—	—	—
Loss on disposal of property, plant and equipment (Note 2)	240,985	—	59,992	—
Equity in losses of equity method investees, net (Notes 2 and 9)	—	—	1,052,045	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2006		2005
	Amount	%	Amount	%
Valuation loss on financial instruments, net (Notes 2, 3, 5 and 22)	$—	—	$337,160	—
Others	151,294	—	203,768	—

Total non-operating expenses and losses	3,090,087	1	6,575,761	2

INCOME BEFORE INCOME TAX	134,806,499	43	93,819,423	35

INCOME TAX EXPENSE (Notes 2 and 16)	(7,550,582)	(2)	(244,388)	—

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	127,255,917	41	93,575,035	35

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	(246,186)	—	—	—

NET INCOME	$127,009,731	41	$93,575,035	35

	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

EARNINGS PER SHARE (NT$, Note 21)
Basic earnings per share	$5.21	$4.93	$3.64	$3.63

Diluted earnings per share	$5.21	$4.92	$3.64	$3.63

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as an investment instead of treasury stock (Notes 2 and 20):

	2006	2005

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$127,338,237	$93,881,698

NET INCOME	$127,092,051	$93,881,698

EARNINGS PER SHARE (NT$)
Basic earnings per share	$4.92	$3.64

Diluted earnings per share	$4.92	$3.64

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
				Retained Earnings					Unrealized
	Capital Stock			Legal	Special			Cumulative	Gain on			Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Translation	Financial		Treasury	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Total	Stock	Equity

BALANCE, JANUARY 1, 2005	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$(2,226,427)	$—	$(2,226,427)	$(1,595,186)	$398,965,299

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,820,201	—	(8,820,201)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	2,226,427	(2,226,427)	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	(3,086,215)
Employees’ profit sharing — in stock	308,622	3,086,215	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	—
Cash dividends to shareholders — NT$2.00 per share	—	—	—	—	—	(46,504,097)	(46,504,097)	—	—	—	—	(46,504,097)
Stock dividends to shareholders — NT$0.50 per share	1,162,602	11,626,024	—	—	—	(11,626,024)	(11,626,024)	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(231,466)	(231,466)	—	—	—	—	(231,466)
Net income in 2005	—	—	—	—	—	93,575,035	93,575,035	—	—	—	—	93,575,035
Adjustment arising from changes in percentage of ownership in investees	—	—	71,405	—	—	—	—	—	—	—	—	71,405
Translation adjustments	—	—	—	—	—	—	—	1,585,685	—	1,585,685	—	1,585,685
Issuance of stock from exercising stock options	6,837	68,370	202,559	—	—	—	—	—	—	—	—	270,929
Cash dividends received by subsidiaries from the Company	—	—	84,285	—	—	—	—	—	—	—	—	84,285
Treasury stock transactions — sales of the Company’s stock held by subsidiaries	—	—	222,378	—	—	—	—	—	—	—	677,111	899,489

BALANCE, DECEMBER 31, 2005	24,730,025	247,300,246	57,117,886	34,348,208	2,226,427	106,196,399	142,771,034	(640,742)	—	(640,742)	(918,075)	445,630,349

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—	—
Special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	(3,432,129)
Employees’ profit sharing — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	—
Cash dividends to shareholders — NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	—	(61,825,061)
Stock dividends to shareholders — NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	—	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—	—
Net income in 2006	—	—	—	—	—	127,009,731	127,009,731	—	—	—	—	127,009,731
Adjustment arising from changes in percentage of ownership in investees	—	—	187,095	—	—	—	—	—	—	—	—	187,095
Translation adjustments	—	—	—	—	—	—	—	(550,423)	—	(550,423)	—	(550,423)
Issuance of stock from exercising stock options	14,550	145,496	429,701	—	—	—	—	—	—	—	—	575,197
Cash dividends received by subsidiaries from the Company	—	—	82,320	—	—	—	—	—	—	—	—	82,320
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	242,248	242,248	—	242,248
Equity in the valuation gain on available-for-sale financial assets of equity method investees	—	—	—	—	—	—	—	—	319,367	319,367	—	319,367

BALANCE, DECEMBER 31, 2006	25,829,688	$258,296,879	$54,107,498	$43,705,711	$640,742	$152,778,079	$197,124,532	$(1,191,165)	$561,615	$(629,550)	$(918,075)	$507,981,284

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$127,009,731	$93,575,035
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,699,455	67,991,423
Amortization of premium/discount of financial assets	2,399	120,872
Loss on disposal of available-for-sale financial assets, net	485	150,081
Equity in losses (earnings) of equity method investees, net	(5,526,727)	1,052,045
Dividends received from equity method investees	626,367	668,464
Gain on disposal of investments accounted for using equity method investees, net	(26,031)	(583)
Gain on disposal of financial assets carried at cost, net	(212)	(2,919)
Loss on impairment of financial assets carried at cost	36,608	—
Gain on disposal of property, plant and equipment and other assets, net	(355,474)	(434,382)
Deferred income taxes	179,828	(3,278,952)
Loss on idle assets	44,072	131,849
Donation of idle assets	—	7,207
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	1,112,776	10,739
Notes and accounts receivable	4,313,654	(5,264,937)
Receivables from related parties	4,181,095	(4,914,565)
Allowance for doubtful receivables	(285,413)	(4,117)
Allowance for sales returns and others	(1,518,904)	942,055
Other receivables from related parties	985,419	(1,243,126)
Other financial assets	(99,109)	64,288
Inventories	(2,894,259)	(2,086,010)
Prepaid expenses and other current assets	(49,426)	(84,341)
Increase (decrease) in:
Accounts payable	(1,908,427)	1,563,489
Payables to related parties	(612,381)	(1,224,371)
Income tax payable	4,034,530	3,435,985
Accrued expenses and other current liabilities	157,262	(1,001,293)
Accrued pension cost	68,724	360,196
Deferred credits	(95,745)	95,744

Net cash provided by operating activities	196,080,297	150,629,876

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(98,679,832)	(99,436,242)
Held-to-maturity financial assets	(18,554,027)	(14,199,142)
Financial assets carried at cost	(12,940)	(48,536)
Investments accounted for using equity method	(5,515,466)	(3,392,619)
Property, plant and equipment	(77,215,811)	(73,659,014)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005
Proceeds from disposal of:
Available-for-sale financial assets	$73,212,019	$101,609,384
Financial assets carried at cost	71,191	16,599
Investments accounted for using equity method	37,946	65,076
Property, plant and equipment and other assets	1,277,729	2,087,236
Redemption of held-to-maturity financial assets upon maturity	10,410,000	14,595,394
Proceeds from return of capital by investee	162,354	—
Increase in deferred charges	(1,272,355)	(847,721)
Decrease (increase) in refundable deposits	(1,222,592)	1,771

Net cash used in investing activities	(117,301,784)	(73,207,814)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid for common stock	(61,825,061)	(46,504,097)
Cash bonus paid to employees	(3,432,129)	(3,086,215)
Increase in guarantee deposits	917,016	2,480,552
Proceeds from exercise of employee stock options	575,197	270,929
Bonus to directors and supervisors	(257,410)	(231,466)
Repayment of long-term bonds payable	—	(10,500,000)

Net cash used in financing activities	(64,022,387)	(57,570,297)

NET DECREASE IN CASH AND CASH EQUIVALENTS	14,756,126	19,851,765

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	85,383,583	65,531,818

CASH AND CASH EQUIVALENTS, END OF YEAR	$100,139,709	$85,383,583

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$661,200	$1,212,449

Income tax paid	$3,189,528	$87,351

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$79,026,104	$51,363,935
Decrease (increase) in payables to contractors and equipment suppliers	(1,810,293)	22,295,079

Cash paid	$77,215,811	$73,659,014

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of bonds payable	$7,000,000	$—

Current portion of other payables to related parties (under payables to related parties)	$688,591	$693,956

Current portion of other long-term payable (under accrued expenses and other current liabilities)	$617,892	$869,072

Transfer of available-for-sale financial assets and other net assets to investments accounted for using equity method (Note 6)	$39,687,637	$—

The accompanying notes are an integral part of the financial statements.                                                                          (Concluded)

ATTACHMENT V
INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2006 and 2005, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
January 11, 2007
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Par Value)

	2006		2005
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$117,837,192	20	$96,483,707	19
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	1,206,854	—	1,770,445	—
Available-for-sale financial assets (Notes 2, 3 and 6)	67,523,858	12	46,452,838	9
Held-to-maturity financial assets (Notes 2, 3 and 7)	8,510,823	2	602,509	—
Notes and accounts receivable	34,957,650	6	43,082,275	8
Receivables from related parties (Note 25)	252,339	—	693,266	—
Allowance for doubtful receivables (Note 2)	(749,888)	—	(980,594)	—
Allowance for sales returns and others (Note 2)	(2,870,802)	(1)	(4,317,413)	(1)
Other receivables from related parties (Note 25)	256,863	—	597,910	—
Other financial assets (Note 3)	2,356,542	1	1,617,797	1
Inventories, net (Notes 2 and 8)	21,430,728	4	17,728,303	3
Deferred income tax assets, net (Notes 2 and 18)	8,013,992	1	7,149,306	2
Prepaid expenses and other current assets (Note 3)	1,591,017	—	1,420,441	—

Total current assets	260,317,168	45	212,300,790	41

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 9 and 10)
Investments accounted for using equity method	15,000,891	2	10,287,424	2
Available-for-sale financial assets	6,648,485	1	117,247	—
Held-to-maturity financial assets	28,973,495	5	28,775,308	5
Financial assets carried at cost	3,272,280	1	3,202,515	1

Total long-term investments	53,895,151	9	42,382,494	8

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 25)
Cost
Land and land improvements	844,644	—	851,225	—
Buildings	112,595,124	19	105,832,028	21
Machinery and equipment	579,825,289	99	510,922,064	98
Office equipment	10,646,725	2	9,670,611	2
Leased assets	612,941	—	597,669	—

	704,524,723	120	627,873,597	121
Accumulated depreciation	(463,038,084)	(79)	(398,124,607)	(77)
Advance payments and construction in progress	12,607,551	2	15,074,302	3

Net property, plant and equipment	254,094,190	43	244,823,292	47

GOODWILL (Note 2)	5,984,993	1	6,010,601	1

OTHER ASSETS
Deferred charges, net (Notes 2, and 12)	5,936,915	1	7,006,250	2
Deferred income tax assets, net (Notes 2 and 18)	5,802,142	1	6,788,418	1
Refundable deposits	1,331,245	—	106,802	—
Others	123,355	—	90,942	—

Total other assets	13,193,657	2	13,992,412	3

TOTAL	$587,485,159	100	$519,509,589	100

	2006		2005
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Short-term bank loans (Note 13)	$—	—	$328,500	—
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	10,864	—	234,279	—
Accounts payable	7,934,388	1	9,421,452	2
Payables to related parties (Note 25)	1,867,728	—	1,743,069	—
Income tax payable (Notes 2 and 18)	7,946,473	2	4,015,451	1
Accrued expenses and other current liabilities (Notes 2, 3 and 16)	11,328,350	2	10,307,951	2
Payables to contractors and equipment suppliers	10,768,591	2	9,066,036	2
Current portion of bonds payable and long-term liabilities (Notes 14 and 15)	7,004,137	1	5,489	—

Total current liabilities	46,860,531	8	35,122,227	7

LONG-TERM LIABILITIES
Bonds payable (Note 14)	12,500,000	2	19,500,000	4
Long-term bank loans (Note 15)	653,959	—	663,140	—
Other long-term payables (Notes 16 and 27)	8,703,267	2	8,548,887	2
Other payables to related parties (Notes 25 and 27)	403,375	—	1,100,475	—
Obligations under capital leases (Note 2)	612,941	—	597,669	—

Total long-term liabilities	22,873,542	4	30,410,171	6

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,540,060	1	3,474,384	1
Guarantee deposits (Note 27)	3,817,132	1	2,896,430	—
Deferred credits (Notes 2 and 25)	1,177,138	—	1,343,959	—
Others	78,640	—	23,710	—

Total other liabilities	8,612,970	2	7,738,483	1

Total liabilities	78,347,043	14	73,270,881	14

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value
Authorized: 27,050,000 thousand shares
Issued: 25,829,688 thousand shares in 2006 and 24,730,025 thousand shares in 2005	258,296,879	44	247,300,246	48

Capital surplus (Notes 2 and 20)	54,107,498	9	57,117,886	11

Retained earnings (Note 20)
Appropriated as legal capital reserve	43,705,711	7	34,348,208	7
Appropriated as special capital reserve	640,742	—	2,226,427	—
Unappropriated earnings	152,778,079	26	106,196,399	20

	197,124,532	33	142,771,034	27

Others (Notes 2 and 3)
Cumulative translation adjustments	(1,191,165)	—	(640,742)	—
Unrealized gain on financial instruments	561,615	—	—	—

	(629,550)	—	(640,742)	—

Treasury stock (at cost) -33,926 thousand shares in 2006 and 32,938 thousand shares in 2005 (Notes 2 and 22)	(918,075)	—	(918,075)	—

Equity attributable to shareholders of the parent	507,981,284	86	445,630,349	86

MINORITY INTERESTS (Note 2)	1,156,832	—	608,359	—

Total shareholders’ equity	509,138,116	86	446,238,708	86

TOTAL	$587,485,159	100	$519,509,589	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2006		2005
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 25)	$322,883,499		$271,801,696

SALES RETURNS AND ALLOWANCES (Note 2)	5,476,328		5,236,626

NET SALES	317,407,171	100	266,565,070	100

COST OF SALES (Notes 19 and 25)	161,597,081	51	148,362,196	56

GROSS PROFIT	155,810,090	49	118,202,874	44

OPERATING EXPENSES (Note 19)
Research and development	16,076,432	5	14,016,506	5
General and administrative	8,716,653	3	9,085,536	3
Marketing	3,752,311	1	4,132,273	2

Total operating expenses	28,545,396	9	27,234,315	10

INCOME FROM OPERATIONS	127,264,694	40	90,968,559	34

NON-OPERATING INCOME AND GAINS
Interest income (Notes 2 and 3)	4,542,149	2	2,806,226	1
Equity in earnings of equity method investees, net (Notes 2 and 9)	2,347,153	1	1,433,226	1
Settlement income (Note 27)	979,214	—	964,710	—
Technical service income (Notes 25 and 27)	571,500	—	462,624	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 25)	421,051	—	342,756	—
Subsidy income (Note 2)	334,478	—	321,850	—
Foreign exchange gain, net (Notes 2 and 3)	—	—	2,609,979	1
Others (Note 25)	510,047	—	457,989	—

Total non-operating income and gains	9,705,592	3	9,399,360	3

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Note 3)	890,602	1	1,413,374	—
Valuation loss on financial instruments, net (Notes 2, 3, 5 and 24)	812,937	—	337,160	—
Loss on settlement and disposal of financial instruments, net (Notes 2, 3 and 5)	798,610	—	3,602,799	2
Foreign exchange loss, net (Notes 2 and 3)	400,863	—	—	—
Loss on impairment of financial assets (Note 2)	279,690	—	128,900	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2006		2005
	Amount	%	Amount	%

Loss on disposal of property, plant and equipment (Note 2)	$241,397	—	$60,109	—
Others	183,979	—	562,330	—

Total non-operating expenses and losses	3,608,078	1	6,104,672	2

INCOME BEFORE INCOME TAX	133,362,208	42	94,263,247	35

INCOME TAX EXPENSE (Notes 2 and 18)	(7,773,711)	2	(630,579)	—

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	125,588,497	40	93,632,668	35

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	1,606,749	—	—	—

NET INCOME	$127,195,246	40	$93,632,668	35

ATTRIBUTABLE TO:
Shareholders of the parent	$127,009,731	40	$93,575,035	35
Minority interests	185,515	—	57,633	—

	$127,195,246	40	$93,632,668	35

	2006		2005
	Income Attributable		Income Attributable
	to Shareholders of the Parent		to Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
CONSOLIDATED EARNINGS PER SHARE
(Note 23)
Basic earnings per share	$5.22	$4.93	$3.66	$3.63

Diluted earnings per share	$5.22	$4.92	$3.66	$3.63

The accompanying notes are an integral part of the consolidated financial statements.                                                               (Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent (Notes 2, 16, 17 and 18)
								Others
				Retained Earnings					Unrealized
	Capital Stock			Legal	Special			Cumulative	Gain on				Total
	Shares		Capital	Capital	Capital	Unappropriated		Translation	Financial	Treasury		Minority	Shareholders’
	(Thousand)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2005	23,251,964	$232,519,637	$56,537,259	$25,528,007	$—	$88,202,009	$113,730,016	$(2,226,427)	$—	$(1,595,186)	$398,965,299	$75,737	$399,041,036

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,820,201	—	(8,820,201)	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	2,226,427	(2,226,427)	—	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,086,215)	(3,086,215)	—	—	—	(3,086,215)	—	(3,086,215)
Employees’ profit sharing — in stock	308,622	3,086,215	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	—	—
Cash dividends to shareholders — NT$2.00 per share	—	—	—	—	—	(46,504,097)	(46,504,097)	—	—	—	(46,504,097)	—	(46,504,097)
Stock dividends to shareholders — NT$0.50 per share	1,162,602	11,626,024	—	—	—	(11,626,024)	(11,626,024)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(231,466)	(231,466)	—	—	—	(231,466)	—	(231,466)
Net income in 2005	—	—	—	—	—	93,575,035	93,575,035	—	—	—	93,575,035	57,633	93,632,668
Adjustment arising from changes in percentage of ownership in investees	—	—	71,405	—	—	—	—	—	—	—	71,405	—	71,405
Translation adjustments	—	—	—	—	—	—	—	1,585,685	—	—	1,585,685	(51,795)	1,533,890
Issuance of stock from exercising stock options	6,837	68,370	202,559	—	—	—	—	—	—	—	270,929	—	270,929
Cash dividends received by subsidiaries from parent company	—	—	84,285	—	—	—	—	—	—	—	84,285	—	84,285
Treasury stock transactions — sales of parent company’s stock held by subsidiaries	—	—	222,378	—	—	—	—	—	—	677,111	899,489	—	899,489
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	526,784	526,784

BALANCE, DECEMBER 31, 2005	24,730,025	247,300,246	57,117,886	34,348,208	2,226,427	106,196,399	142,771,034	(640,742)	—	(918,075)	445,630,349	608,359	446,238,708

Appropriations of prior year’s earnings Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	(3,432,129)	—	(3,432,129)
Employees’ profit sharing — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	—	—
Cash dividends to shareholders — NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	(61,825,061)	—	(61,825,061)
Stock dividends to shareholders — NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	(257,410)	—	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—	—	—
Net income in 2006	—	—	—	—	—	127,009,731	127,009,731	—	—	—	127,009,731	185,515	127,195,246
Adjustment arising from changes in percentage of ownership in investees	—	—	187,095	—	—	—	—	—	—	—	187,095	—	187,095
Translation adjustments	—	—	—	—	—	—	—	(550,423)	—	—	(550,423)	(126,206)	(676,629)
Issuance of stock from exercising stock options	14,550	145,496	429,701	—	—	—	—	—	—	—	575,197	—	575,197
Cash dividends received by subsidiaries from parent company	—	—	82,320	—	—	—	—	—	—	—	82,320	—	82,320
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	386,017	—	386,017	2,147	388,164
Equity in the valuation gain on available-for-sale financial assets of equity method investees	—	—	—	—	—	—	—	—	175,598	—	175,598	—	175,598
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	487,017	487,017

BALANCE, DECEMBER 31, 2006	25,829,688	$258,296,879	$54,107,498	$43,705,711	$640,742	$152,778,079	$197,124,532	$(1,191,165)	$561,615	$(918,075)	$507,981,284	$1,156,832	$509,138,116

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$127,009,731	$93,575,035
Net income attributable to minority interests	185,515	57,633
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,715,242	75,649,429
Amortization of premium/discount of financial assets	2,399	120,872
Loss (gain) on disposal of available-for-sale financial assets, net	(90,826)	150,081
Equity in earnings of equity method investees, net	(2,347,153)	(1,433,226)
Dividends received from equity method investees	614,567	668,464
Gain on disposal of investments accounted for using equity method	—	(583)
Gain on disposal of financial assets carried at cost, net	(16,210)	(14,721)
Loss on impairment of financial assets	279,690	128,900
Gain on disposal of property, plant and equipment and other assets, net	(179,654)	(282,647)
Deferred income taxes	121,590	(3,353,013)
Loss on idle assets	44,072	131,849
Donation of idle assets	—	7,207
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	340,176	72,842
Notes and accounts receivable	8,124,625	(11,572,809)
Receivables from related parties	440,927	(101,915)
Allowance for doubtful receivables	(230,706)	(3,145)
Allowance for sales returns and others	(1,446,611)	974,963
Other receivables from related parties	341,047	(87,979)
Other financial assets	(738,745)	(305,881)
Inventories, net	(3,702,425)	(2,006,165)
Prepaid expenses and other current assets	(170,576)	119,985
Increase (decrease) in:
Accounts payable	(1,487,064)	2,088,582
Payables to related parties	(572,441)	(1,629,217)
Income tax payable	3,931,022	3,611,486
Accrued expenses and other current liabilities	862,428	181,748
Accrued pension cost	65,676	360,128
Deferred credits	(99,310)	117,335

Net cash provided by operating activities	204,996,986	157,225,238

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(119,291,685)	$(99,436,242)
Held-to-maturity financial assets	(18,554,027)	(14,199,142)
Financial assets carried at cost	(511,632)	(456,897)
Investments accounted for using equity method	(2,613,009)	(621,883)
Property, plant and equipment	(78,737,265)	(79,878,724)
Proceeds from disposal of:
Available-for-sale financial assets	91,620,367	102,577,763
Financial assets carried at cost	126,465	76,186
Investments accounted for using equity method	—	65,076
Property, plant and equipment and other assets	518,705	480,707
Redemption of held-to-maturity financial assets upon maturity	10,410,000	14,595,394
Increase in deferred charges	(1,414,742)	(855,967)
Decrease (increase) in refundable deposits	(1,224,443)	771
Decrease (increase) in other assets	(52,086)	741

Net cash used in investing activities	(119,723,352)	(77,652,217)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on:
Short-term bank loans	(328,500)	(54,504)
Bonds payable	—	(10,500,000)
Long-term bank loans	(5,489)	(1,337,489)
Increase in guarantee deposits	920,702	2,483,549
Cash bonus paid to employees	(3,432,129)	(3,086,215)
Cash dividends	(61,742,741)	(46,419,812)
Bonus to directors and supervisors	(257,410)	(231,466)
Proceeds from:
Exercise of employee stock options	575,197	270,929
Disposal of treasury stock	—	899,489
Increase in minority interests	487,017	6,832

Net cash used in financing activities	(63,783,353)	(57,968,687)

NET INCREASE IN CASH AND CASH EQUIVALENTS	21,490,281	21,604,334

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(136,796)	348,921
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF CERTAIN SUBSIDIARIES	$—	$228,101

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	96,483,707	74,302,351

CASH AND CASH EQUIVALENTS, END OF YEAR	$117,837,192	$96,483,707

SUPPLEMENTAL INFORMATION
Interest paid	$951,450	$1,378,610

Income tax paid	$3,630,029	$341,671

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$80,675,310	$56,166,205
Decrease (increase) in payables to contractors and equipment suppliers	(1,702,555)	24,361,666
Increase in other long-term payables	(235,490)	(649,147)

Cash paid	$78,737,265	$79,878,724

NONCASH FINANCING ACTIVITIES
Current portion of long-term liabilities	$7,004,137	$5,489

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$617,892	$869,072

Current portion of other payables to related parties (under payables to related parties)	$688,591	$693,956

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ATTACHMENT VI
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
PROFIT ALLOCATION PROPOSAL

December 31, 2006

Unit: NT$

Net Income of 2006	127,009,731,085
Less:
— 10% Legal Reserve	12,700,973,109
Plus:
— Reversal of Special Reserve	11,192,079

2006 Earnings Available for Distribution	114,319,950,055
Plus:
— Un-appropriated Retained Earnings of Previous Years	25,768,348,244

Earnings Available for Distribution as of December 31, 2006	140,088,298,299

Distribution Items:
— Bonus to Directors & Supervisors	285,799,875
— Employees’ Profit Sharing (in cash)	4,572,797,994
— Employees’ Profit Sharing (in stock)	4,572,798,010
— Cash Dividends to Common Share Holders (NT$3.0 per share)	77,489,063,538
— Stock Dividends to Common Share Holders
(NT$0.02 per share at par value, i.e., 2 shares for each 1,000 shares owned)	516,593,760

Total Distribution	87,437,053,177

Unappropriated Earnings	52,651,245,122

ATTACHMENT VII
Comparison Table for the Articles of Incorporation
Before and After Revision

BEFORE THE REVISION	AFTER THE REVISION
Article 7	Article 7

The total capital stock of the Corporation shall be in the amount of 270,500,000,000 New Taiwan Dollars, divided into 27,050,000,000 shares, at ten New Taiwan Dollars each, and may be paid-up in installments.
The total capital stock of the Corporation shall be in the amount of 280,500,000,000 New Taiwan Dollars, divided into 28,050,000,000 shares, at ten New Taiwan Dollars each, and may be paid-up in installments.

The Corporation may issue employee stock options from time to time. A total of 500,000,000 shares among the above total capital stock should be reserved for issuing employee stock options.	The Corporation may issue employee stock options from time to time. A total of 500,000,000 shares among the above total capital stock should be reserved for issuing employee stock options.

Article 19	Article 19

The Corporation shall have seven to nine Directors and two to three Supervisors. The Board of Directors is authorized to determine the number of Directors and Supervisors.	The Corporation shall have seven to nine Directors. The Board of Directors is authorized to determine the number of Directors.

In compliance with Articles 14-2 and 183 of the ROC Securities and Exchange Law, the aforesaid Board of Directors must have at least three independent directors.	The aforesaid Board of Directors must have at least three independent directors.

Article 19-1	Article 19-1

For the election of Directors, each share	For the election of Directors, each share

BEFORE THE REVISION	AFTER THE REVISION
has the same voting rights equal to the number of Directors to be elected, and a shareholder may cast all his/her voting rights to one candidate or among several candidates; those candidates receiving more voting rights shall be elected as Directors. Except those elected in 2006 in accordance with the letter of March 28, 2006 Chin-Kuan Cheng one Tze No. 0950001617 issued by the relevant regulatory authority, independent directors shall be elected by adopting candidates nomination system as specified in Article 192-1 of the ROC Company Law. The nomination of independent directors and related announcement shall comply with the relevant regulations of the ROC Company Law and Securities and Exchange Law. The election of independent directors and non-independent directors shall be held together; provided, however, that in order to ensure the election of at least three independent directors after each election, the number of independent directors and non-independent directors elected shall be calculated separately.
has the same voting rights equal to the number of Directors to be elected, and a shareholder may cast all his/her voting rights to one candidate or among several candidates; those candidates receiving more voting rights shall be elected as Directors. Except those elected in 2006 in accordance with the letter of March 28, 2006 Chin-Kuan Cheng one Tze No. 0950001617 issued by the relevant regulatory authority, independent directors shall be elected by adopting candidates nomination system as specified in Article 192-1 of the ROC Company Law. The nomination of independent directors and related announcement shall comply with the relevant regulations of the ROC Company Law and Securities and Exchange Law. The election of independent directors and non-independent directors shall be held together; provided, however, that in order to ensure the election of at least three independent directors after each election, the number of independent directors and non-independent directors elected shall be calculated separately.

For the election of Supervisors, each share has the same voting rights equal to the number of Supervisors to be elected, and a shareholder may cast all his/her voting rights to one candidate or among several candidates; those candidates receiving more voting rights shall be elected as Supervisors.

BEFORE THE REVISION	AFTER THE REVISION
Article 19-2	Article 19-2

In compliance with Articles 14-4 and 183 of the ROC Securities and Exchange Law, the Corporation shall establish an Audit Committee, which shall consist of all independent directors. Effective from January 1, 2007, the Audit Committee or the members of Audit Committee shall be responsible for those responsibilities of Supervisors specified under the ROC Company Law, Securities and Exchange Law and other relevant regulations, as well as these Articles of Incorporation.
In compliance with Article 14-4 of the ROC Securities and Exchange Law, the Corporation shall establish an Audit Committee, which shall consist of all independent directors. Effective from January 1, 2007, the Audit Committee or the members of Audit Committee shall be responsible for those responsibilities of Supervisors specified under the ROC Company Law, Securities and Exchange Law and other relevant regulations.

Article 20	Article 20

The term of office for Directors shall be three (3) years, and all Directors shall be eligible for re-election. The term of office for Supervisors shall expire on December 31, 2006.	The term of office for Directors shall be three (3) years, and all Directors shall be eligible for re-election.

Article 23	Article 23

Except the first Board meeting of every term of the newly elected Board of Directors, which shall be convened by the Director who has received the largest number of votes after such new election, meetings of the Board of Directors shall be convened by the Chairman of the Board of Directors, upon written notice mailed to all the other Directors and Supervisors, at least fourteen days, unless in case of urgent circumstances, prior to
Except the first Board meeting of every term of the newly elected Board of Directors, which shall be convened by the Director who has received the largest number of votes after such new election, meetings of the Board of Directors shall be convened by the Chairman of the Board of Directors, upon written notice mailed to all the other Directors, at least fourteen days, unless in case of urgent circumstances, prior to

BEFORE THE REVISION	AFTER THE REVISION
the date of the meeting, specifying the date and place of the meeting and its agenda. The meeting of the Board of Directors shall be held at least once every quarter. Such prescribed notices may be waived in writing by any Director and Supervisor, either before or after the meeting. The meetings of the Board of Directors may be convened, at any time, without such prescribed notice in case of urgent circumstances. Notices shall be written in both the Chinese language and the English language. Personal attendance at a meeting will represent a waiver of the notice. Any Director attending the meeting via video conference shall be deemed attending the meeting in person.
the date of the meeting, specifying the date and place of the meeting and its agenda. The meeting of the Board of Directors shall be held at least once every quarter. Such prescribed notices may be waived in writing by any Director, either before or after the meeting. The meetings of the Board of Directors may be convened, at any time, without such prescribed notice in case of urgent circumstances. Notices shall be written in both the Chinese language and the English language. Personal attendance at a meeting will represent a waiver of the notice. Any Director attending the meeting via video conference shall be deemed attending the meeting in person.

Article 27	(DELETED)

The functions of the Supervisors shall be:

1 To review the financial condition of the Corporation;

2 To examine the accounting books and documents; and

3 Any other functions assigned by law, rules, regulations or ordinance.

Article 28	(DELETED)

Supervisor(s), in addition to executing his (their) own duties according to law, may attend meetings of the Board of Directors and express his (their) opinion, but shall not be entitled to vote.

BEFORE THE REVISION	AFTER THE REVISION

Article 29	Article 27

In the case that vacancies on the Board of Directors exceed, for any reason, one third of the total number of the Directors, or all three (3) Supervisors are discharged or resign concurrently, then the Board of Directors shall convene a shareholders’ meeting to elect new Directors or Supervisors to fill such vacancies in accordance with relevant laws, rules and regulations. Except for the election of new Directors or Supervisors across the board, the new Directors or Supervisors shall serve the remaining term of the predecessors.
In the case that vacancies on the Board of Directors exceed, for any reason, one third of the total number of the Directors, then the Board of Directors shall convene a shareholders’ meeting to elect new Directors to fill such vacancies in accordance with relevant laws, rules and regulations. Except for the election of new Directors across the board, the new Directors shall serve the remaining term of the predecessors.

Article 30	Article 28

The Board of Directors is authorized to determine the compensation for the Chairman, Directors and Supervisors, taking into account the extent and value of the services provided for the management of the Corporation and the standards of the industry within the R.O.C. and overseas.
The Board of Directors is authorized to determine the compensation for the Chairman, Vice-Chairman and Directors, taking into account the extent and value of the services provided for the management of the Corporation and the standards of the industry within the R.O.C. and overseas.

Article 34	Article 32

The fiscal year for the Corporation shall be from January 1 of each year to December 31 of the same year. After the close of each fiscal year, the following reports shall be prepared by the Board of Directors, and, after being audited by the
The fiscal year for the Corporation shall be from January 1 of each year to December 31 of the same year. After the close of each fiscal year, the following reports shall be prepared by the Board of Directors, and

BEFORE THE REVISION	AFTER THE REVISION
Supervisors of the Corporation, shall be submitted by the Board of Directors to the regular shareholders’ meeting for acceptance:	submitted to the regular shareholders’ meeting for acceptance:

1. Business Report;	1. Business Report;

2. Financial Statements;	2. Financial Statements;

3. Proposal Concerning Appropriation of Net Profits or Covering of Losses.	3. Proposal Concerning Appropriation of Net Profits or Covering of Losses.

Article 35	Article 33

When allocating the net profits for each fiscal year, the Corporation shall first offset its losses in previous years and set aside a legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the total capital of the Corporation; then set aside special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge; and then set aside not more than 0.3% of the balance as bonus to directors and supervisors and not less than 1% as bonus to employees of this Corporation. Directors who also serve as executive officers of this Corporation are not entitled to receive bonus to directors and supervisors. This Corporation may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors. Any balance left over shall be allocated according to the following principles per resolution of the shareholders’ meeting:
When allocating the net profits for each fiscal year, the Corporation shall first offset its losses in previous years and set aside a legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the total capital of the Corporation; then set aside special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge; and then set aside not more than 0.3% of the balance as bonus to directors and not less than 1% as bonus to employees of this Corporation. Directors who also serve as executive officers of this Corporation are not entitled to receive bonus to directors . This Corporation may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors. Any balance left over shall be allocated according to the following principles per resolution of the shareholders’ meeting:

BEFORE THE REVISION	AFTER THE REVISION
1.   Except distribution of reserve in accordance with item (2) below, this Corporation shall not pay dividends or bonuses when there is no profit; however, where the legal capital reserve reaches over 50% of the paid-in capital, this Corporation may distribute the amount in excess as dividends and bonuses. Profits may be distributed in total after taking into consideration financial, business and operational factors. Profits of this Corporation may be distributed by way of cash dividend and/or stock dividend. Since this Corporation is in a capital-intensive industry at the steady growth stage of its business, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend, provided however, the ratio for stock dividend shall not exceed 50% of total distribution.

1.   Except distribution of reserve in accordance with item (2) below, this Corporation shall not pay dividends or bonuses when there is no profit; however, where the legal capital reserve reaches over 50% of the paid-in capital, this Corporation may distribute the amount in excess as dividends and bonuses. Profits may be distributed in total after taking into consideration financial, business and operational factors. Profits of this Corporation may be distributed by way of cash dividend and/or stock dividend. Since this Corporation is in a capital-intensive industry at the steady growth stage of its business, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend, provided however, the ratio for stock dividend shall not exceed 50% of total distribution.

2.   In case there is no profit for distribution in a certain year, or the profit of a certain year is far less than the profit actually distributed by this Corporation in the previous year, or considering the financial, business or operational factors of this Corporation, this Corporation may allocate a

2.   In case there is no profit for distribution in a certain year, or the profit of a certain year is far less than the profit actually distributed by this Corporation in the previous year, or considering the financial, business or operational factors of this Corporation, this Corporation may allocate a

BEFORE THE REVISION	AFTER THE REVISION
portion or all of its reserves for distribution in accordance with relevant laws or regulations or the orders of the authorities in charge.	portion or all of its reserves for distribution in accordance with relevant laws or regulations or the orders of the authorities in charge.

Article 38	Article 36

These Articles of Incorporation are agreed to and signed on December 10, 1986 by all the promoters of the Corporation, and the first Amendment was approved by the shareholders’ meeting on April 28, 1987, the second Amendment on November 27, 1989, the third Amendment on May 28, 1991, the fourth Amendment on May 18, 1993, the fifth Amendment on January 28, 1994, the sixth Amendment on May 12, 1995, the seventh Amendment on April 8, 1996, and the eighth Amendment on May 13, 1997, the ninth Amendment on May 12, 1998, the tenth Amendment on May 11, 1999, the eleventh Amendment on April 14, 2000, the twelfth Amendment on September 5, 2000, the thirteenth Amendment on May 15, 2001, the fourteenth Amendment on May 7, 2002, the fifteenth Amendment on June 3, 2003, the sixteenth Amendment on December 21, 2004, the seventeenth Amendment on May 10, 2005, and the eighteenth Amendment on May 16, 2006.
These Articles of Incorporation are agreed to and signed on December 10, 1986 by all the promoters of the Corporation, and the first Amendment was approved by the shareholders’ meeting on April 28, 1987, the second Amendment on November 27, 1989, the third Amendment on May 28, 1991, the fourth Amendment on May 18, 1993, the fifth Amendment on January 28, 1994, the sixth Amendment on May 12, 1995, the seventh Amendment on April 8, 1996, and the eighth Amendment on May 13, 1997, the ninth Amendment on May 12, 1998, the tenth Amendment on May 11, 1999, the eleventh Amendment on April 14, 2000, the twelfth Amendment on September 5, 2000, the thirteenth Amendment on May 15, 2001, the fourteenth Amendment on May 7, 2002, the fifteenth Amendment on June 3, 2003, the sixteenth Amendment on December 21, 2004, the seventeenth Amendment on May 10, 2005, the eighteenth Amendment on May 16, 2006, and the nineteenth Amendment on May 7, 2007.

ATTACHMENT VIII
Procedures for Acquisition or Disposal of Assets
Before and After Revision

BEFORE THE REVISION	AFTER THE REVISION
Article 2	Article 2

1. “Assets” used herein should mean:	1. “Assets” used herein should mean:

(1) long/short term security investments (including stocks, bonds, corporate bonds, bank indentures, domestic security certificates, overseas mutual funds, depository receipts, warrants, etc.);
(1) long/short term security investments (including stocks, bonds, corporate bonds, bank indentures, fund securities, depository receipts, warrants, beneficiary securities, asset-based securities, etc.);

(2) real estate and other fixed assets;	(2) real estate and other fixed assets;

(3) membership;	(3) membership;

(4) patent, copyright, trademark, charter right, any intangible assets, etc.;	(4) patent, copyright, trademark, charter right, any intangible assets, etc.;

(5) derivatives products;	(5) derivatives products;

(6) assets that are acquired or disposed through merger, spin-off, acquisition or share transfer, and other major assets.	(6) assets that are acquired or disposed through merger, spin-off, acquisition or share transfer, and other major assets.

2.   “Date of the Event” used herein should mean, in principle, the contracting day, the payment day, the transaction day, the title transferring day, the day of board resolution or other date when the transaction party and the transaction amount can be ascertained (whichever is earlier); for investments required to be approved by

2.   “Date of the Event” used herein should mean, in principle, the contracting day, the payment day, the transaction day, the title transferring day, the day of board resolution or other date when the transaction party and the transaction amount can be ascertained (whichever is earlier); for investments required to be approved by

BEFORE THE REVISION	AFTER THE REVISION
government authority, the Date of the Event will be any of the above-mentioned dates or the date on which the approval letter of government authority is received, whichever is earlier.	government authority, the Date of the Event will be any of the above-mentioned dates or the date on which the approval letter of government authority is received, whichever is earlier.

3.   “Professional Appraiser” used herein should mean any appraisers/appraisal institutions specialized in real estate or other lawful appraisers/appraisal institutions of real estate and other fixed assets.

3.   “Professional Appraiser” used herein should mean any appraisers/appraisal institutions specialized in real estate or other lawful appraisers/appraisal institutions of real estate and other fixed assets.

4. “Subsidiaries” used herein should mean the following local or overseas companies directly or indirectly owned by this Company:	4. “Subsidiaries” used herein should mean the following local or overseas companies directly or indirectly owned by this Company:

(1) the company of which stock directly held by this Company is over 50% of its outstanding stock with voting right;	(1) the company of which stock directly held by this Company is over 50% of its outstanding stock with voting right;

(2) the company of which stock held indirectly by this Company through a subsidiary is over 50% of its outstanding stock with voting right;	(2) the company of which stock held indirectly by this Company through a subsidiary is over 50% of its outstanding stock with voting right;

(3) the company of which stock directly held by and indirectly held through a subsidiary of this Company is over 50% of its outstanding stock with voting right.	(3) the company of which stock directly held by and indirectly held through a subsidiary of this Company is over 50% of its outstanding stock with voting right.

5. “Within one year” used herein should mean within one year backwards from the date of the subject acquisition or disposal of assets. The transactions	5. “Within one year” used herein should mean within one year backwards from the date of the event of the subject acquisition or disposal of assets. The

BEFORE THE REVISION	AFTER THE REVISION
having been published should be excluded.	transactions having been published should be excluded.

6.   “Latest Financial Statements” used herein should mean the financial statements of this Company audited or examined by certified public accountant which has been published in accordance with applicable regulation before the subject acquisition or disposal of assets.

6.   “Latest Financial Statements” used herein should mean the financial statements of this Company audited or examined by certified public accountant which has been published in accordance with applicable regulation before the subject acquisition or disposal of assets.

Any unspecified terms in the Procedures shall be subject to the “Guidelines for Handling Acquisition or Disposal of Assets by Public Companies” announced by the Securities and Futures Commission.	Any unspecified terms in the Procedures shall be subject to the “Guidelines for Handling Acquisition or Disposal of Assets by Public Companies” announced by the securities regulatory authority.

Article 3	Article 3

The procedures for acquisition or disposal of assets by this Company and the limitation of amounts thereof should be as follows:	The procedures for acquisition or disposal of assets by this Company and the limitation of amounts thereof should be as follows:

1.   The acquisition or disposal of long term security investment should be reviewed and appraised by the department responsible therefor and implemented after approval by the Board of Directors (the “Board”), while the Board can authorize the Chairman to handle the matter and report to the Board for recognition on an after-the-event basis.

1.   The acquisition or disposal of long term security investment should be reviewed and appraised by the department responsible therefor and implemented after approval by the Board of Directors (the “Board”), while the Board can authorize the Chairman to handle the matter and report to the Board for recognition on an after-the-event basis.

2. The acquisition or disposal of short term security investment should be	2. The acquisition or disposal of short term security investment should be

BEFORE THE REVISION	AFTER THE REVISION
reviewed and appraised by the department responsible therefor and implemented within the limits of amount set forth in Item 6 of this Article.	reviewed and appraised by the department responsible therefor and implemented within the limits of amount set forth in Item 6 of this Article.

3.   The acquisition or disposal of real estate should be reviewed and appraised by the department responsible therefor and implemented after approval by the Board, while the Board can authorize the Chairman to handle the matter and report to the Board for recognition on an after-the-event basis.

3.   The acquisition or disposal of real estate should be reviewed and appraised by the department responsible therefor and implemented after approval by the Board, while the Board can authorize the Chairman to handle the matter and report to the Board for recognition on an after-the-event basis.

4.   The acquisition of other fixed assets should be handled by the department responsible therefor in accordance with relevant internal rules of this Company after approval by the Board. The disposal of other fixed assets should be directly handled by the department responsible therefor in accordance with relevant internal rules of this Company.

4.   The acquisition of other fixed assets should be handled by the department responsible therefor in accordance with relevant internal rules of this Company after approval by the Board. The disposal of other fixed assets should be directly handled by the department responsible therefor in accordance with relevant internal rules of this Company.

5. Responsible Departments	5. Responsible Departments

• For acquisition or disposal of long/short term security investment, the departments responsible therefor should be Finance Division or other related department.	• For acquisition or disposal of long/short term security investment, the departments responsible therefor should be Finance Division or other related department.

• For acquisition or disposal of real estate and other fixed assets, the departments responsible therefor should be Material Management	• For acquisition or disposal of real estate and other fixed assets, the departments responsible therefor should be Material Management

BEFORE THE REVISION	AFTER THE REVISION
Division, Accounting Division or other related department.	Division, Accounting Division or other related department.

6. Limits of Amounts	6. Limits of Amounts

•   The acquisition of real estate by this Company for non-operating purpose should not exceed 15% of this Company’s net worth. The acquisition of real estate for non-operating purpose by each Subsidiary of this Company should not exceed 5% of this Company’s net worth.

•   The acquisition of real estate by this Company for non-operating purpose should not exceed 15% of this Company’s net worth. The acquisition of real estate for non-operating purpose by each Subsidiary of this Company should not exceed 5% of this Company’s net worth.

•   The total amount of all long/short term security investments by this Company should not exceed 70% of this Company’s net worth. The total amount of all long/short term security investments by each Subsidiary of this Company should not exceed 30% of this Company’s net worth.

•   The total amount of all long/short term security investments by this Company should not exceed 70% of this Company’s net worth. The total amount of all long/short term security investments by each Subsidiary of this Company should not exceed 30% of this Company’s net worth.

•   The amount of investment by this Company in each respective security should not exceed 30% of this Company’s net worth. The amount of investment by each Subsidiary of this Company in each respective security should not exceed 20% of this Company’s net worth.

•   The amount of investment by this Company in each respective security should not exceed 30% of this Company’s net worth. The amount of investment by each Subsidiary of this Company in each respective security should not exceed 20% of this Company’s net worth.

7. Material asset transactions shall be approved by the Audit Committee in accordance with relevant regulations and be approved by the Board of Directors.

Article 6	Article 6

BEFORE THE REVISION	AFTER THE REVISION
The evaluation procedures of the Company’s asset acquisition or disposal are as follows:	The evaluation procedures of the Company’s asset acquisition or disposal are as follows:

1.  Except transactions with government institutions, contracting third parties to construct on land owned or rented by this Company, or acquisition of machinery and equipment for operation purpose, for acquisition or disposal of real estate or other fixed assets by this Company whose amount reaches 20% of the Company’s paid-in capital or NT$300 million, an appraisal report issued by Professional Appraiser shall be obtained in advance and the following provisions should be complied with:

1. Except transactions with government institutions, contracting third parties to construct on land owned or rented by this Company, or acquisition of machinery and equipment for operation purpose, for acquisition or disposal of real estate or other fixed assets by this Company whose amount reaches 20% of the Company’s paid-in capital or NT$300 million, an appraisal report issued by Professional Appraiser shall be obtained in advance and the following provisions should be complied with:

(1) If for any special reason, restricted price or specific price must be used as a reference for the transaction price, the transaction should be approved by the Board of Directors in advance. The above procedures should also be followed in case the transaction terms are changed subsequently.

(1) If for any special reason, restricted price, specific price, or special price must be used as a reference for the transaction price, the transaction should be approved by the Board of Directors in advance. The above procedures should also be followed in case the transaction terms are changed subsequently.

(2) If the discrepancy between the result of the appraisal report of Professional Appraiser and the transaction price exceeds 20%, this Company should request a certified public accountant to handle the matter in accordance with the provision of Auditing Standard No.20 and comment on

(2) If the discrepancy between the result of the appraisal report of Professional Appraiser and the transaction price exceeds 20%, this Company should request a certified public accountant to handle the matter in accordance with the provision of Auditing Standard No.20 and comment on

BEFORE THE REVISION	AFTER THE REVISION
the reason for the discrepancy and the fairness of the transaction price. The discrepancy between the appraisal result and the transaction price should be calculated based on the transaction price.	the reason for the discrepancy and the fairness of the transaction price. The discrepancy between the appraisal result and the transaction price should be calculated based on the transaction price.

(3) If the transaction price is over NT$1 billion, this Company should retain at least two Professional Appraisers to perform the appraisal. In case the discrepancy between the two appraisal reports is over 10% of the transaction price, this Company should request a certified public accountant to handle the matter in accordance with the provision of Auditing Standard No.20 and comment on the reason for the discrepancy and the fairness of the transaction price.

(3) If the transaction price is over NT$1 billion, this Company should retain at least two Professional Appraisers to perform the appraisal. In case the discrepancy between the two appraisal reports is over 10% of the transaction price, this Company should request a certified public accountant to handle the matter in accordance with the provision of Auditing Standard No.20 and comment on the reason for the discrepancy and the fairness of the transaction price.

(4) If the appraisal is made prior to the contract date, the appraisal report should be issued within 3 months before the contract date; provided that if the object’s publicly announced value is still the same and the appraisal report was issued no longer than 6 months, the original Professional Appraiser may present supplemental opinions.

(4) If the appraisal is made prior to the contract date, the appraisal report should be issued within 3 months before the contract date; provided that if the object’s publicly announced value is still the same and the appraisal report was issued no longer than 6 months, the original Professional Appraiser may present supplemental opinions.

2. Before the acquisition or disposal of securities, the latest financial statements of the object company audited or reviewed by certified public	2. Before the acquisition or disposal of securities, the latest financial statements of the object company audited or reviewed by certified public

BEFORE THE REVISION	AFTER THE REVISION
accountant should be acquired for the assessment and reference of transaction price. Should any of the following situations occur and the transaction price reaches 20% of this Company’s paid-in capital or NT$300 million, opinions in respect of a rational transaction price have to be sought from certified public accountant:

accountant should be acquired for the assessment and reference of transaction price. Should the transaction price reaches 20% of this Company’s paid-in capital or NT$300 million, opinions in respect of a rational transaction price have to be sought from certified public accountant; provided however, these requirements are not applicable if such securities have a public price from an active market or if the regulatory authorities require otherwise.

(1) acquisition or disposal of securities which are not traded on any stock exchange or securities brokerage firms;

(2) acquisition or disposal of privately raised securities.

3.  If this Company’s acquisition or disposal of membership or intangible assets reaches 20% of this Company’s paid-in capital or NT$300 million, opinions in respect of a rational transaction price shall be sought from certified public accountant. Certified public accountant shall handle the matter in accordance with the provision of Auditing Standard No.20.

3.  If this Company’s acquisition or disposal of membership or intangible assets reaches 20% of this Company’s paid-in capital or NT$300 million, opinions in respect of a rational transaction price shall be sought from certified public accountant. Certified public accountant shall handle the matter in accordance with the provision of Auditing Standard No.20.

4. For acquisition or disposal of assets through auction procedures of courts, the appraisal report or certified public accountant’s opinion can be replaced by documents issued by the courts.	4. For acquisition or disposal of assets through auction procedures of courts, the appraisal report or certified public accountant’s opinion can be replaced by documents issued by the courts.

BEFORE THE REVISION	AFTER THE REVISION
5.  Any Professional Appraiser and its appraisal personnel, certified public accountants, lawyers, or securities underwriters whom this Company has acquired appraisal reports and opinions from, shall not be a related party of this Company or the other party of the transaction.

5.  Any Professional Appraiser and its appraisal personnel, certified public accountants, lawyers, or securities underwriters whom this Company has acquired appraisal reports and opinions from, shall not be a related party of this Company or the other party of the transaction.

Article 7	Article 7

1. Acquisition or disposal of assets by this Company’s Subsidiary should follow the procedures of Article 6 hereof.	1. Acquisition or disposal of assets by this Company’s Subsidiary should follow the procedures of Article 6 hereof.

2.  If the acquisition or disposal of assets by this Company’s Subsidiary reaches the reporting standard specified in Article 4 hereof and such Subsidiary is not a domestic public company, this Company should publish, report, send copies for such Subsidiary.

2.  If the acquisition or disposal of assets by this Company’s Subsidiary reaches the reporting standard specified in Article 4 hereof and such Subsidiary is not a domestic public company, this Company should publish and report for such Subsidiary.

3.  This Company should key in the published data through internet reporting system for Subsidiary’s acquisition or disposal of assets if such Subsidiary has published and reported by itself or through this Company in accordance with these Procedures.

3.  This Company should key in the published data through internet reporting system for Subsidiary’s acquisition or disposal of assets if such Subsidiary has published and reported by itself or through this Company in accordance with these Procedures.

4.  This Company shall supervise its Subsidiaries to establish relevant procedures for acquisition or disposal of assets. Such procedures shall be approved by the Subsidiaries’ Boards of Directors and/or Shareholders’ Meetings. Information relating to any acquisition or disposal of assets by the

4.  This Company shall supervise its Subsidiaries to establish relevant procedures for acquisition or disposal of assets. Such procedures shall be approved by the Subsidiaries’ Audit Committee and/or Boards of Directors and/or Shareholders’ Meetings. Information relating to any acquisition

BEFORE THE REVISION	AFTER THE REVISION
Subsidiaries shall be provided regularly to this Company for inspection.	or disposal of assets by the Subsidiaries shall be provided regularly to this Company for inspection.

Article 8	Article 8

In addition to the Procedures, if the Company acquires real estate from a related party, the transaction should be made in accordance with the “Guidelines for Handling Acquisition or Disposal of Assets by Public Companies” announced by the Securities and Futures Commission.
In addition to the Procedures, if the Company acquires real estate from a related party, the transaction should be made in accordance with the “Guidelines for Handling Acquisition or Disposal of Assets by Public Companies” announced by the securities regulatory authority.

Article 9	Article 9

Any acquisition or disposal of assets through merger, spin-off, acquisition or share transfer by this Company shall comply with the Procedures and the “Guidelines for Handling Acquisition or Disposal of Assets by Public Companies” announced by the Securities and Futures Commission.
Any acquisition or disposal of assets through merger, spin-off, acquisition or share transfer by this Company shall comply with the Procedures and the “Guidelines for Handling Acquisition or Disposal of Assets by Public Companies” announced by the securities regulatory authority.

Article 12	Article 12

This Company should disclose its publication in the footnote of its financial statements and report the same to the Shareholders’ Meeting if the acquisition or disposal of assets reaches the standard required for publication as specified in Article 4 hereof and the counter party of
This Company should disclose its publication in the footnote of its financial statements if the acquisition or disposal of assets reaches the standard required for publication as specified in Article 4 hereof and the counter party of

BEFORE THE REVISION	AFTER THE REVISION
the transaction is a related party.	the transaction is a related party.

Article 15	Article 15

The Procedures shall be approved by the Board of Directors and, after submitting a copy to all Supervisors of this Company, ratified by the Shareholders’ Meeting. Any amendment is subject to the same procedures.
The Procedures shall be approved by the Audit Committee, the Board of Directors, and the Shareholders’ Meeting. Any amendment is subject to the same procedures.

ATTACHMENT IX
Policies and Procedures for Financial Derivatives Transactions
Before and After Revision

BEFORE THE REVISION	AFTER THE REVISION
Article 7-1 Material Transactions of Financial Derivatives

Material financial derivative transactions shall be approved by the Audit Committee in accordance with relevant regulations and submitted to the Board of Directors for a resolution.

Article 13	Article 13

Internal audit personnel is required to evaluate the suitability of the internal control system in connection with financial derivative transactions on a regular basis, to conduct auditing on how well the related departments follow the Policy, and to produce report with trading cycle analysis on a monthly basis. Should there be any violation found, a written report is needed to notify all Supervisors of the Company.
Internal audit personnel is required to evaluate the suitability of the internal control system in connection with financial derivative transactions on a regular basis, to conduct auditing on how well the related departments follow the Policy, and to produce report with trading cycle analysis on a monthly basis. Should there be any violation found, a written report is needed to notify the Audit Committee.

Article 16	Article 16

When financial derivative transactions are contemplated by the Company’s subsidiary to enter into, the Company shall supervise its subsidiary to establish relevant procedures for financial derivative transactions. Such procedures shall be
When financial derivative transactions are contemplated by the Company’s subsidiary to enter into, the Company shall supervise its subsidiary to establish relevant procedures for financial derivative transactions. Such procedures shall be

BEFORE THE REVISION	AFTER THE REVISION
approved by the Board of Directors and/or Shareholders’ Meeting of the subsidiary and become effective thereafter. Relevant information of any financial derivative transactions executed by the subsidiary shall be provided regularly to the Company for inspection.
approved by the Audit Committee and/or the Board of Directors and/or Shareholders’ Meeting of the subsidiary and become effective thereafter. Relevant information of any financial derivative transactions executed by the subsidiary shall be provided regularly to the Company for inspection.

Article 17	Article 17

The Policy shall be approved by the Board of Directors and, after submitting a copy to all Supervisors of the Company, ratified by the Shareholders’ Meeting. Any amendment is subject to the same procedures.
The Policy shall be approved by the Audit Committee, the Board of Directors, and the Shareholders’ Meeting. Any amendment is subject to the same procedures.

ATTACHMENT X
Procedures for Lending Funds to Other Parties
Before and After Revision

BEFORE THE REVISION	AFTER THE REVISION
Article 9	Article 9

Any lending of the Company’s funds shall be evaluated with and subject to the “Guidelines for Fund-Lending and Providing Endorsements and Guarantees by Public Companies” announced by the Securities and Futures Commission and the Procedures, and then submitted, together with the result of the evaluation made as described in the second paragraph of Article 5, to the Board of Directors for its approval and no delegation shall be made to any person in this regard.
Any lending of the Company’s funds shall be evaluated with and subject to the “Guidelines for Fund-Lending and Providing Endorsements and Guarantees by Public Companies” announced by the securities regulatory authority and the Procedures, and then submitted, together with the result of the evaluation made as described in the second paragraph of Article 5, to the Board of Directors for its approval and no delegation shall be made to any person in this regard. However, material lending of funds shall be approved by the Audit Committee in accordance with relevant regulations and submitted to the Board of Directors for a resolution.

Article 13	Article 13

Internal auditors shall perform auditing on the Company’s lending profile every quarter and produce written auditing reports. Should there be any violation found, a written report is needed to notify all Supervisors of the Company.
Internal auditors shall perform auditing on the Company’s lending profile every quarter and produce written auditing reports. Should there be any violation found, a written report is needed to notify the Audit Committee .

Article 14	Article 14

BEFORE THE REVISION	AFTER THE REVISION
Should there be any excess over the lending limit due to unexpected changes of the Company, a plan to correct the situation has to be provided to all Supervisors of the Company.	Should there be any excess over the lending limit due to unexpected changes of the Company, a plan to correct the situation has to be provided to the Audit Committee .

Article 15	Article 15

When fund-lending to other parties is contemplated by the Company’s subsidiary, the Company shall supervise the subsidiary to establish relevant procedures for lending funds to other parties. Such procedures shall be approved by the subsidiary’s Board of Directors and/or Shareholders’ Meeting, and become effective thereafter.
When fund-lending to other parties is contemplated by the Company’s subsidiary, the Company shall supervise the subsidiary to establish relevant procedures for lending funds to other parties. Such procedures shall be approved by the subsidiary’s Audit Committee and/or Board of Directors and/or Shareholders’ Meeting, and become effective thereafter.

When fund-lending to other parties is contemplated by the subsidiary of the Company, a credit assessment report and comments, together with the proposed terms and conditions of lending, should be submitted to and approved by the Board of Directors of the subsidiary.
When fund-lending to other parties is contemplated by the subsidiary of the Company, a credit assessment report and comments, together with the proposed terms and conditions of lending, should be submitted to and approved by the Audit Committee and/or the Board of Directors of the subsidiary.

Relevant information of any fund-lending granted by the Company’s subsidiary shall be provided regularly to the Company for inspection.	Relevant information of any fund-lending granted by the Company’s subsidiary shall be provided regularly to the Company for inspection.

Article 17	Article 17

The Procedures shall be approved by the	The Procedures shall be approved by the

BEFORE THE REVISION	AFTER THE REVISION
Board of Directors and, after submitting a copy to all Supervisors of the Company, ratified by the Shareholders’ Meeting. Any amendment is subject to the same procedure.	Audit Committee, the Board of Directors, and the Shareholders’ Meeting. Any amendment is subject to the same procedure.

ATTACHMENT XI
Procedures for Endorsement & Guarantee
Before and After Revision

BEFORE THE REVISION	AFTER THE REVISION
Article 4	Article 4

The amount of endorsement/guarantee provided by the Company is subject to the following limits:	The amount of endorsement/guarantee provided by the Company is subject to the following limits:

1.  The total amount of endorsement/guarantee provided by the Company is limited to twenty-five percent (25%) of its net worth. For any one endorsee/guarantee company, the limit shall not exceed ten percent (10%) of the Company’s net worth, nor the total paid-in capital of the endorsee/guarantee company, whichever is lower. Subject to the approval of the Board of Directors, the aforementioned limit for any one endorsee/guarantee company and the limit of total paid-in capital of the endorsee/guarantee company may be lifted for endorsement/guarantee provided to one hundred percent (100%) directly or indirectly owned subsidiaries of the Company.

1.  The total amount of endorsement/guarantee provided by the Company is limited to twenty-five percent (25%) of its net worth. For any one endorsee/guarantee company, the limit shall not exceed ten percent (10%) of the Company’s net worth, nor the total paid-in capital of the endorsee/guarantee company, whichever is lower. Subject to the approval of the Board of Directors, the aforementioned limit for any one endorsee/guarantee company and the limit of total paid-in capital of the endorsee/guarantee company may be lifted for endorsement/guarantee provided to one hundred percent (100%) directly or indirectly owned subsidiaries of the Company.

2.  In case the above limits have to be exceeded to accommodate business needs, the approval from the Board of Directors should be obtained and over half of all the directors should jointly endorse the potential loss that may be brought about by the excess of limits.

2.  In case the above limits have to be exceeded to accommodate business needs, the approval from the Audit Committee and a resolution of the Board of Directors should be obtained and over half of all the directors should jointly endorse the potential loss that

BEFORE THE REVISION	AFTER THE REVISION
     The Board of Directors should also revise the Procedures and has it ratified at the Shareholders’ Meeting. If the revised Procedures are not ratified at the Shareholders’ Meeting, the Board of Directors should furnish a plan containing a timetable to withdraw the excess portion.

     may be brought about by the excess of limits. The Board of Directors should also revise the Procedures and has it ratified at the Shareholders’ Meeting. If the revised Procedures are not ratified at the Shareholders’ Meeting, the Board of Directors should furnish a plan containing a timetable to withdraw the excess portion.

Article 5	Article 5

If, due to changes of circumstances, the party to whom the Company provided endorsement and/or guarantee no longer qualifies criteria set forth in Article 2 herein, or the amount of endorsement and/or guarantee exceeded the limits due to changes of basis on which the amounts of limits are calculated, a plan to correct the said situations shall be provided to all Supervisors of the Company.
If, due to changes of circumstances, the party to whom the Company provided endorsement and/or guarantee no longer qualifies criteria set forth in Article 2 herein, or the amount of endorsement and/or guarantee exceeded the limits due to changes of basis on which the amounts of limits are calculated, a plan to correct the said situations shall be provided to the Audit Committee .

Article 6	Article 6

The procedures and authority level for providing endorsement and/or guarantee are defined as follows:	The procedures and authority level for providing endorsement and/or guarantee are defined as follows:

Any endorsement and/or guarantee to be provided by the Company shall be evaluated with the “Guidelines for Fund-Lending and Providing Endorsements and Guarantees by Public Companies” announced by the Securities and Futures Commission, and the Procedures. Finance Department shall
Any endorsement and/or guarantee to be provided by the Company shall be evaluated with the “Guidelines for Fund-Lending and Providing Endorsements and Guarantees by Public Companies” announced by the securities regulatory authority, and the Procedures. Finance

BEFORE THE REVISION	AFTER THE REVISION
then evaluate the necessity and rationality of the endorsement/guarantee, the credibility and risk of involved parties, the impact towards the Company’s operating risk, financial position and shareholders’ equity, and the necessity to acquire collateral and appraisal of collateral. Such evaluation results, along with comments and opinions provided by other related departments, shall be submitted to the Board of Directors for approval. A pre-determined limit may be delegated to the Chairman by the Board of Directors to facilitate execution and such endorsement/guarantee shall be reported to the most upcoming Board of Directors’ Meeting for ratification. The Company should report to the Shareholders’ Meeting the status and execution of endorsement/guarantee provided by the Company.
Department shall then evaluate the necessity and rationality of the endorsement/guarantee, the credibility and risk of involved parties, the impact towards the Company’s operating risk, financial position and shareholders’ equity, and the necessity to acquire collateral and appraisal of collateral. Such evaluation results, along with comments and opinions provided by other related departments, shall be submitted to the Board of Directors for approval. A pre-determined limit may be delegated to the Chairman by the Board of Directors to facilitate execution and such endorsement/guarantee shall be reported to the most upcoming Board of Directors’ Meeting for ratification.

Material endorsements and/or guarantees shall be approved by the Audit Committee in accordance with relevant regulations and submitted to the Board of Directors for a resolution.

For endorsement/guarantee deriving from business relations, the amount provided to any single party shall not exceed the total business amount between the party and the Company over the twelve-month period before the extension of endorsement/guarantee (business amount refers to the higher one of goods sold and goods procured between the party and the Company).
For endorsement/guarantee deriving from business relations, the amount provided to any single party shall not exceed the total business amount between the party and the Company over the twelve-month period before the extension of endorsement/guarantee (business amount refers to the higher one of goods sold and goods procured between the party and the Company).

BEFORE THE REVISION	AFTER THE REVISION
The Finance Department shall establish and maintain a reference book to record all endorsement/guarantee-related information in accordance with the relevant regulations.	The Finance Department shall establish and maintain a reference book to record all endorsement/guarantee-related information in accordance with the relevant regulations.

The Accounting Department shall follow the Generally Accepted Accounting Principles to assess and recognize, if any, contingent losses brought about by the endorsement/guarantee, to adequately disclose information in the financial statements, and to provide external auditors with necessary information for conducting due auditing and issuing auditing report.
The Accounting Department shall follow the Generally Accepted Accounting Principles to assess and recognize, if any, contingent losses brought about by the endorsement/guarantee, to adequately disclose information in the financial statements, and to provide external auditors with necessary information for conducting due auditing and issuing auditing report.

Article 10	Article 10

When endorsement/guarantee extended to other parties is contemplated by the Company’s subsidiary, the Company shall supervise the subsidiary to establish relevant procedures for endorsement/guarantee. Such procedures shall be approved by the Board of Directors and/or Shareholders’ Meeting of the subsidiary, and become effective thereafter. Relevant information of the endorsement/guarantee extended by the Company’s subsidiary should be provided regularly to the Company for inspection.
When endorsement/guarantee extended to other parties is contemplated by the Company’s subsidiary, the Company shall supervise the subsidiary to establish relevant procedures for endorsement/guarantee. Such procedures shall be approved by the Audit Committee and/or the Board of Directors and/or Shareholders’ Meeting of the subsidiary, and become effective thereafter. Relevant information of the endorsement/guarantee extended by the Company’s subsidiary should be provided regularly to the Company for inspection.

Article 11	Article 11

Internal auditors shall perform auditing on	Internal auditors shall perform auditing on

BEFORE THE REVISION	AFTER THE REVISION
the Company’s endorsement/guarantee profile every quarter and produce written auditing reports. Should there be any violation found, a written report is needed to notify all Supervisors of the Company.
the Company’s endorsement/guarantee profile every quarter and produce written auditing reports. Should there be any violation found, a written report is needed to notify the Audit Committee .

Article 13	Article 13

The Procedures shall be approved by the Board of Directors and, after submitting a copy to all Supervisors of the Company, ratified by the Shareholders’ Meeting. Any amendment is subject to the same procedures.
The Procedures shall be approved by the Audit Committee, the Board of Directors, and the Shareholders’ Meeting. Any amendment is subject to the same procedures.

ATTACHMENT XII
Rules for Election of Directors and Supervisors
Before and After Revision

BEFORE THE REVISION	AFTER THE REVISION
Article 1	Article 1

Unless otherwise provided in the Company Law or the Articles of Incorporation of this Company, the directors and supervisors of this Company shall be elected in accordance with the rules specified herein.
Unless otherwise provided in the Company Law or the Articles of Incorporation of this Company, the directors of this Company shall be elected in accordance with the rules specified herein.

Article 2	Article 2

Election of directors and supervisors of this Company may be held together or separately at the shareholders’ meeting. This Company shall prepare separate ballots for directors and supervisors and note the number of voting rights.
Election of directors of this Company shall be held at the shareholders’ meeting. This Company shall prepare ballots and note the number of voting rights.

Article 3	Article 3

In the election of directors and supervisors of this Company, the names of voters may be represented by shareholders’ numbers.	In the election of directors of this Company, the names of voters may be represented by shareholders’ numbers.

Article 4

This Company’s independent directors shall be elected by adopting the candidate nomination system specified in Article 192-1 of the ROC Company Law.

Article 4	Article 5

BEFORE THE REVISION	AFTER THE REVISION
In the election of directors and supervisors of this Company, each share shall have voting rights equivalent to the number of seats to be elected and such voting rights can be combined to vote for one person or divided to vote for several persons.
In the election of directors of this Company, each share shall have voting rights equivalent to the number of seats to be elected and such voting rights can be combined to vote for one person or divided to vote for several persons. The election of independent directors and non-independent directors shall be held together; provided, however, that the number of independent directors and non-independent directors elected shall be calculated separately.

Article 5	Article 6

In the election of directors and supervisors of this Company, candidates who acquire more votes should win the seats of directors or supervisors respectively. If two or more persons acquire the same number of votes and the number of such persons exceeds the specified seats available, such persons acquiring the same votes shall draw lots to decide who should win the seats available, and the Chairman shall draw lots on behalf of the candidate who is not present.
In the election of directors of this Company, candidates who acquire more votes should win the seats of directors. If two or more persons acquire the same number of votes and the number of such persons exceeds the specified seats available, such persons acquiring the same votes shall draw lots to decide who should win the seats available, and the Chairman shall draw lots on behalf of the candidate who is not present.

Article 6	Article 7

At the beginning of the election, the Chairman shall appoint several persons each to check and record the ballots. The persons to check the ballots may be appointed from among the shareholders present.
At the beginning of the election, the Chairman shall appoint several persons each to check and record the ballots. The persons to check the ballots may be appointed from among the shareholders present.

BEFORE THE REVISION	AFTER THE REVISION
Article 7	Article 8

The ballot box used for voting shall be prepared by this Company and checked in public by the person to check the ballots before voting.	The ballot box used for voting shall be prepared by this Company and checked in public by the person to check the ballots before voting.

Article 8	Article 9

If the candidate is a shareholder of this Company, voters shall fill in the “candidate” column the candidate’s name and shareholder’s number, and the number of votes cast for such candidate. If the candidate is not a shareholder of this Company, voters shall fill in the “candidate” column the candidate’s name, the candidate’s ID number, and the number of votes cast for such candidate. If the candidate is a government agency or a legal entity, the full name of the government agency or the legal entity or the name(s) of their representative(s) should be filled in the column.
If the candidate is a shareholder of this Company, voters shall fill in the “candidate” column the candidate’s name and shareholder’s number, and the number of votes cast for such candidate. If the candidate is not a shareholder of this Company, voters shall fill in the “candidate” column the candidate’s name, the candidate’s ID number, and the number of votes cast for such candidate. If the candidate is a government agency or a legal entity, the full name of the government agency or the legal entity or the name(s) of their representative(s) should be filled in the column.

Article 9	Article 10

Ballots shall be deemed void under the following conditions:	Ballots shall be deemed void under the following conditions:

(1) Ballots not placed in the ballot box;	(1) Ballots not placed in the ballot box;

(2) Ballots not prepared by this Company;	(2) Ballots not prepared by this Company;

(3) Blank ballots not completed by the voter;	(3) Blank ballots not completed by the voter;

(4) If the candidate is a shareholder of this Company, the name or shareholder’s number of the	(4) If the candidate is a shareholder of this Company, the name or shareholder’s number of the

BEFORE THE REVISION	AFTER THE REVISION
candidate filled in the ballot inconsistent with the shareholders’ register. If the candidate is not a shareholder of this Company, the name or ID number of the candidate filled in the ballot is incorrect;

candidate filled in the ballot inconsistent with the shareholders’ register. If the candidate is not a shareholder of this Company, the name or ID number of the candidate filled in the ballot is incorrect;

(5) Ballots with other written characters or symbols in addition to candidate’s name, shareholder’s number (ID number) and the number of votes cast for the candidate;	(5) Ballots with other written characters or symbols in addition to candidate’s name, shareholder’s number (ID number) and the number of votes cast for the candidate;

(6) Illegible writing;	(6) Illegible writing;

(7) Any of the candidate’s name, shareholder’s number (ID number) or the number of votes cast for such candidate being erased or changed;	(7) Any of the candidate’s name, shareholder’s number (ID number) or the number of votes cast for such candidate being erased or changed;

(8) The name of the candidates filled in the ballots being the same as another candidate’s name and the respective shareholder’s numbers (ID numbers) not being indicated to distinguish them;	(8) The name of the candidates filled in the ballots being the same as another candidate’s name and the respective shareholder’s numbers (ID numbers) not being indicated to distinguish them;

(9) The total votes cast by the voter exceeding the total voting rights of such voter; or	(9) The total votes cast by the voter exceeding the total voting rights of such voter; or

(10) The number of candidates filled in the ballot exceeding the number of the seats to be elected.	(10) The number of candidates filled in the ballot exceeding the number of the seats to be elected.

Article 10	Article 11

The ballots should be calculated during the meeting right after the vote casting and the results of the election should be announced by the Chairman at the meeting.	The ballots should be calculated during the meeting right after the vote casting and the results of the election should be announced by the Chairman at the meeting.

Article 11	Article 12

BEFORE THE REVISION	AFTER THE REVISION
This Company shall issue notifications to the directors and supervisors elected.	This Company shall issue notifications to the directors elected.

Article 12	Article 13

These Rules and any revision thereof shall become effective after approval at the shareholders’ meeting.	These Rules and any revision thereof shall become effective after approval at the shareholders’ meeting.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 25, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer